UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FREYR Battery
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

L4135L100
(CUSIP Number)
Torstein Sjøtveit Director ATS AS Kleivveien 19 B, 1356 Bekkestua, Norway +47 911 86 657
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 8, 2023
(Date of Event which Requires Filing of this Statement)

With Copy to:

Danny Tricot, Esq.
Denis Klimentchenko, Esq.
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate
London EC2N 4BQ
United Kingdom
+44 20 7519 7000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. L4135L100

1.	Names of Reporting Persons. ATS AS
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Norway
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,779,568 (See Item 5(b) below)
	8.	Shared Voting Power 0 (See Item 5(b) below)
	9.	Sole Dispositive Power 6,779,568 (See Item 5(b) below)
	10.	Shared Dispositive Power 0 (See Item 5(b) below)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,779,568 (See Item 5(b) below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%* (See Item 5(a) below)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. L4135L100

1.	Names of Reporting Persons. ATS NEXT AS
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Norway
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power(1) 6,779,568 (See Item 5(b) below)
	8.	Shared Voting Power 0 (See Item 5(b) below)
	9.	Sole Dispositive Power(1) 6,779,568 (See Item 5(b) below)
	10.	Shared Dispositive Power 0 (See Item 5(b) below)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,779,568 (See Item 5(b) below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%* (See Item 5(a) below)
14.	Type of Reporting Person (See Instructions) CO

(1)	Solely in its capacity as the sole shareholder of ATS AS.

*
The calculation of percent ownership is based on 139,705,234 shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 10, 2023. The percent ownership is 4.853%, rounded to the nearest 0.001%.

Item 1. Security and Issuer

This Amendment No. 1 (this “Amendment No. 1”) supplements and amends the Schedule 13D filed on July 9, 2021 (the “Statement” or “Schedule 13D”), by ATS AS and ATS NEXT AS, relating to the ordinary shares (the “Ordinary Shares”), of FREYR Battery, a corporation in the form of a public limited liability company (société anonyme) incorporated under the laws of Luxembourg, registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés) under number B 251199 (the “Issuer”). The address of the principal executive office of the Issuer is 22-24, Boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg and its telephone number is 00 352 46 61 11 3721. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended and restated as follows:

(a)-(c) and (f)

This Amendment is being filed jointly by:

(i)	ATS AS, a private limited liability company incorporated under the laws of Norway (“ATS”), whose principal business is to invest in securities; and

(ii)	ATS Next AS, a private limited liability company incorporated under the laws of Norway (“ATS Next”), whose principal business is to serve as the sole shareholder of ATS.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6 and filed as an exhibit to this Amendment No. 1. Accordingly, the Reporting Persons are hereby filing a joint Amendment to the Schedule 13D.

Set forth in Annex A to this Amendment is a listing of the directors and executive officers, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and Annex A is hereby incorporated by reference into this Item 2. Each of the Covered Persons that is a natural person is a Norwegian citizen.

The principal business address of each of ATS and ATS Next is c/o ATS AS, Kleivveien 19 B, 1356, Bekkestua, Norway.

(d)-(e)

During the past five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

The information set forth in Items 4 and 6 of the Schedule 13D and Amendment No. 1 are incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following as a new paragraph immediately after the fifth paragraph thereof:

On November 8, 2023, ATS sold an aggregate of 250,000 Ordinary Shares in open market transactions. After giving effect to the sales described herein, as of November 8, 2023, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b)

The information set forth on the cover pages and in Item 3 of this Amendment No. 1 are incorporated to this Item 5(a)-(b) by reference.

Ownership percentages set forth in this Amendment No. 1 are based on 139,705,234 Ordinary Shares issued and outstanding, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

ATS directly holds 6,779,568 Ordinary Shares, representing approximately 4.9% of the issued and outstanding Ordinary Shares when rounded to the nearest 0.1% (and 4.853% when rounded to the nearest 0.001%), and has the sole power to vote and dispose of such Ordinary Shares.

ATS Next, in its capacity as the sole shareholder of ATS, has the ability to direct the management of the business of ATS, including the power to direct the decisions of ATS regarding the voting and disposition of securities held by ATS. Therefore, ATS Next may be deemed to have indirect beneficial ownership of the Ordinary Shares held by ATS.

(c)

On November 8, 2023, ATS sold an aggregate of 250,000 Ordinary Shares in open market transactions for a weighted average price of $3.36 per share.

The information set forth in Items 4 and 6 of the Statement and this Amendment No. 1 are incorporated to this Item 5(c) by reference.

Except for the transactions described in this Amendment No. 1, including those described in Item 3 above, there have been no transactions in Ordinary Shares that were effected during the past sixty days by the Reporting Persons. To the knowledge of the Reporting Persons, no Covered Person has effected any transaction in Ordinary Shares in the past sixty days.

(d)

Not applicable.

(e)

After giving effect to the sales described herein, as of  November 8, 2023, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares. This Amendment represents a final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

The information reported in response to Item 4 hereto is incorporated by reference in response to this Item 6.

As of July 9, 2022, the “lock-up” agreement of the Reporting Persons and Mr. Sjøtveit in connection with the Issuer’s business combination with Alussa Energy Acquisition Corp. on July 9, 2021 has terminated.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.1
Executive Chairman Agreement entered into on June 6, 2021 between FREYR Battery and Torstein Dale Sjøtveit (incorporated by reference to Exhibit 10.24 of the Issuer’s Current Report on Form 8-K filed with the SEC on July 13, 2021).*

Exhibit 99.2	Form of Lock-Up Agreement (incorporated by reference to Annex E of the Issuer’s Registration Statement on Form S-4 filed with the Commission on March 26, 2021).*
Exhibit 99.3	Joint Filing Agreement by and between ATS AS and ATS Next AS, dated July 18, 2021.*

*	Filed with the Statement on July 9, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2023

ATS AS

/s/	Torstein Dale Sjøtveit
By:	Torstein Dale Sjøtveit
Its:	Director

ATS Next AS

/s/	Torstein Dale Sjøtveit
By:	Torstein Dale Sjøtveit
Its:	Director

Annex A

ATS AS

The name and principal occupation of each of the directors and executive officers of ATS AS are listed below.

Name	Principal Occupation / Business Address
Ann Kristin Sjøtveit	Chairperson and Director of ATS AS and ATS Next AS, Kleivveien 19 B, 1356, Bekkestua, Norway
Torstein Dale Sjøtveit	Director of ATS AS, Kleivveien 19 B, 1356, Bekkestua, Norway

ATS NEXT AS

The name and principal occupation of each of the directors and executive officers of ATS Next AS are listed below.

Name	Principal Occupation / Business Address
Ann Kristin Sjøtveit	Chairperson and Director of ATS AS and ATS Next AS, Kleivveien 19 B, 1356, Bekkestua, Norway
Torstein Dale Sjøtveit	Director of ATS AS, Kleivveien 19 B, 1356, Bekkestua, Norway